NEWS RELEASE
TSX Trading Symbol: BZA

AMERICAN BONANZA REPORTS TWO DISCOVERIES AT COPPERSTONE

March 31, 2005 - AMERICAN BONANZA GOLD CORP. (TSX: BZA) (“Bonanza”) announces that it has discovered two significant gold mineralized zones at its 100% owned high-grade Copperstone gold project in Arizona, based on three dimensional analysis of recent drilling results.

Drilling at the Highwall Zone has encountered significant gold mineralization beneath the Copperstone Fault Zone, 50 metres below the northeast extent of the known Copperstone Fault, which is the main host to gold mineralization at the Copperstone Project. Encouraging results are highlighted by 3.3 metres of 16.4 grams per tonne gold in CRD-04-09 as previously announced. This zone, called the Lower Highwall, remains open to the south and north.

In addition, exploration efforts concentrating in the Footwall Zone, 100 metres beneath the Copperstone Fault Zone, to the southwest of the known Copperstone Fault, encountered several high-grade intercepts highlighted by 1.6 metres of 47.3 grams per tonne gold in hole RCD-03-10 as previously announced. Earlier exploration efforts by prior operators encountered this zone with 1.8 metres of 51.4 grams per tonne gold in hole A00-10, 1.5 metres of 57.3 grams per tonne gold in DCU-8 and 6.0 metres of 16.0 grams per tonne gold in CSR-143. The Footwall Zone target area as now known is over 500 metres along strike and 300 metres down dip and remains open.

Both of these discoveries have the potential to substantially add to the known Copperstone resource. These discoveries suggest the potential of a second fault zone hosting gold mineralization of similar size as the Copperstone Fault located between 50 and 100 metres below the Copperstone Fault. Six drill rigs working on the site will allow the company to continue converting known resources into measured resources and reserves, while concurrently expanding the known limits of these two exciting new zones.

Additional information about Bonanza can be obtained at: www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining, possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual Form on 20F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

The TSX has not reviewed and does not accept responsibility
for the adequacy or accuracy of this news release.

For further information call or write:
Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free 877-366-4464